Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-232837 on Form S-8 and to the use of our reports dated March 4, 2026 relating to the financial statements of Vermilion Energy Inc. and the effectiveness of Vermilion Energy Inc.'s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada

March 4, 2026